Exhibit 99.3

DEUTSCHE BANK AKTIENGESELLSCHAFT

WARRANTS

U.S. DISTRIBUTION AGREEMENT

September 29, 2009

To the Agents listed on the signature page hereof, and each person that shall have become an Agent as provided in Section 2(d) hereof:

Dear Sirs/Mesdames:

Deutsche Bank Aktiengesellschaft, a bank organized under the laws of the Federal Republic of Germany (the “Bank”), confirms its agreement with the Agents with respect to the issue and sale from time to time by the Bank, acting through one or more of its branches (each, an “offering”) of its warrants (the “Securities”) in one or more series.

The Securities will be issued pursuant to the provisions of a warrant agreement, dated as of November 15, 2007, among the Bank and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and warrant agent (including any successor warrant agent thereunder, the “Warrant Agent”) (as such agreement may be supplemented or amended from time to time, the “Warrant Agreement”).  The Securities will have the exercise dates, expiration or maturity dates, interest rates, the amount of cash or other property deliverable or payable upon exercise or maturity, redemption provisions, if any, and other terms as set forth in supplements to the Prospectus referred to below and in Term Sheets (as defined below).

On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, you agree, upon such appointment, to use reasonable efforts to solicit and receive offers to purchase Securities upon terms acceptable to the Bank at such times and in such amounts as the Bank shall from time to time specify.  In addition, you may also purchase Securities as principal pursuant to the terms of a terms agreement relating to such sale (a “Terms Agreement”) in accordance with the provisions of Section 2(b) hereof.

The Bank has filed with the Securities and Exchange Commission (the “Commission”) a registration statement (No. 333-162195), including a prospectus, relating to the Securities.  Such registration statement, including the information incorporated by reference therein and the exhibits thereto, as amended at any Representation Date (as hereinafter defined), is hereinafter referred to as the “Registration Statement.”  The prospectus included in the Registration Statement, as supplemented by a prospectus supplement filed with the Commission on September 29, 2009 (the “Warrant Program Prospectus Supplement”), any other prospectus supplements and/or one or more product supplements and/or pricing supplements setting forth the terms of the Securities, including all material incorporated by reference therein, in the form in which such prospectus, prospectus supplement and/or product supplement(s) and/or final pricing supplement have most recently been filed, or transmitted for filing, with the Commission pursuant to paragraph (b) of Rule 424 of the rules and regulations adopted by the Commission under the Securities Act of 1933 (the “Securities Act”), is hereinafter referred to as the “Prospectus.”  The terms “supplement,” “amendment” and “amend” as used herein shall include all documents deemed to be incorporated by reference in the Prospectus that are filed subsequent to the date of the Prospectus by the Bank with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.           Representations and Warranties.  The Bank represents and warrants to and agrees with you as of the Commencement Date (as hereinafter defined), as of each date on which you solicit offers to purchase Securities, as of each date on which the Bank accepts an offer to purchase Securities (including any purchase by you as principal pursuant to a Terms Agreement), as of each date the Bank issues and delivers Securities, and as of each date the Registration Statement or the Prospectus is amended or supplemented, as follows (each, a “Representation Date”), it being understood that such representations, warranties and agreements shall be deemed to relate to the Registration Statement and the Prospectus, each as amended or supplemented to each such date:

(a)           The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission; and no proceeding pursuant to Section 8A of the Securities Act against the Bank or any offering of the Securities has been initiated or threatened by the Commission.  The Bank is not an “ineligible issuer” and is a “well-known seasoned issuer,” in each case as defined in Rule 405 under the Securities Act, in connection with the offering of the Securities.

(b)           (i) On the date it became effective under the Securities Act, the Registration Statement conformed in all respects to the requirements of the Securities Act and the rules and regulations adopted by the Commission under the Securities Act (the “Rules and Regulations”) and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

(ii)           on the Commencement Date, the Registration Statement and the Prospectus will conform in all respects to the requirements of the Securities Act and the Rules and Regulations and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and

(iii)           at each of the times of amending or supplementing referred to in Section 5 hereof, the Registration Statement and the Prospectus as then amended or supplemented, will conform in all respects to the requirements of the Securities

Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except that no representation is made with respect to statements in or omissions from the Registration Statement or the Prospectus based upon written information furnished to the Bank by any Agent specifically for use therein or as to any Statement of Eligibility of a trustee under the Trust Indenture Act filed as an exhibit to the Registration Statement.

(c)           The financial statements of the Bank and its consolidated subsidiaries included in the Registration Statement and Prospectus fairly present in all material respects the financial position of the Bank and its consolidated subsidiaries on a consolidated basis at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Bank and its consolidated subsidiaries for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and endorsed by the European Union, in each case applied on a consistent basis throughout the periods involved, except as disclosed therein.

(d)           KPMG AG Wirtschaftspruefungsgesellschaft, the accountants who certified the financial statements of the Bank and its consolidated subsidiaries included in the Registration Statement and Prospectus, are independent public accountants as required by the Securities Act and the rules thereunder, including Rule 2-01 of Regulation S-X.

(e)           The Time of Sale Information at each Time of Sale and at the Commencement Date will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Bank makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Agent furnished to the Bank in writing by such Agent expressly for use in such Time of Sale Information.

“Time of Sale” shall mean any time at or prior to the confirmation of any sales of any Securities.

“Time of Sale Information” shall mean the Prospectus most recently filed or transmitted for filing as of such Time of Sale, each prospectus supplement to such Prospectus that relates to the sale of Securities confirmed at such Time of Sale that has been filed or transmitted for filing as of such Time of Sale, each preliminary prospectus or Term Sheet (as defined below), if any, that relates to the sale of Securities confirmed at such Time of Sale that has been filed or transmitted for filing as of such Time of Sale and each “Free Writing Prospectus” (as defined pursuant to Rule 405 under the Securities Act) that has been prepared by or on behalf of the Bank relating to such Securities.

(f)           With respect to an issuance of Securities through you, the Bank (including its agents and representatives, other than the Agents in their capacity as such and selected dealers purchasing Securities as principal from the Agents) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities, other than a Free Writing Prospectus approved in advance by you.  At each Time of Sale, each such Free Writing Prospectus included in the applicable Time of Sale Information complied in all material respects with the Securities Act, has been filed in accordance with the Securities Act (to the extent required thereby), did not conflict with the information contained in the Registration Statement and Prospectus and, when taken together with the Prospectus filed prior to such Free Writing Prospectus, did not, and will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Bank makes no representation and warranty with respect to any statements or omissions made in each such Free Writing Prospectus in reliance upon and in conformity with information relating to any Agent furnished to the Bank in writing by such Agent expressly for use in any Free Writing Prospectus.

(g)           The Bank has been duly organized and is validly existing as a bank under the laws of the Federal Republic of Germany and has the power and authority (corporate and other) to own its properties and conduct its businesses as described in the Prospectus. The Bank is registered as a foreign company in England and is an EEA Authorised institution authorized to carry out regulated activities (as defined in the Financial Services and Markets Act 2000) in England. The Bank is licensed, registered or qualified to conduct the business in which it is engaged in each jurisdiction where the conduct of its business or the location of its properties requires such licenses, registration or qualification, except for such jurisdictions where the failure to hold such licenses or to so register or qualify will not materially impair the Bank’s ability to make payments hereunder or under the Securities.

(h)           Each of this Agreement and any applicable Written Terms Agreement (as hereinafter defined) has been duly authorized, executed and delivered by the Bank and constitutes the legal, valid and binding obligations of the Bank to be performed through the office through which it has been incurred, enforceable in accordance with its respective terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

(i)           The Warrant Agreement has been duly authorized, executed and delivered by the Bank and is a valid and binding agreement of the Bank to be performed through the office through which it has been incurred, enforceable in accordance with its terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

(j)           The forms of Securities have been duly authorized and established in conformity with the provisions of the Warrant Agreement and, when the Securities have been executed and authenticated in accordance with the provisions of the Warrant Agreement and delivered to and duly paid for by the purchasers thereof, the Securities will be entitled to the benefits of the Warrant Agreement and will be valid and binding obligations of the Bank to be performed through the office through which they have been incurred, enforceable in accordance with their respective terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

(k)           The execution and delivery by the Bank of the Warrant Agreement did not and the execution and delivery by the Bank of this Agreement, the Securities and any applicable Written Terms Agreement and the performance by the Bank of its obligations under this Agreement, the Securities, the Warrant Agreement, and any applicable Terms Agreement will not contravene any provision of applicable law or the Bank’s constitutive documents or any agreement or other instrument binding upon the Bank or any of its subsidiaries that is material to the Bank and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Bank or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Bank of its obligations under this Agreement, the Securities, the Warrant Agreement, and any applicable Terms Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Securities; provided, that no representation is made or warranty given as to whether the purchase of the Securities constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended.

(l)           There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus.

(m)           There are no legal or governmental proceedings pending or threatened to which the Bank or any of its subsidiaries is a party or to which any of the properties of the Bank or any of its subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus and are not so described or any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, filed or incorporated as required.

(n)           The Bank has all necessary consents, authorizations, approvals, orders, certificates and permits of and from, and has made all declarations and filings with, all federal, state, local and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, to own, lease, license and use its properties and assets and to conduct its business in the manner described in the Prospectus, except to the extent that the failure to obtain or file would not have a material adverse effect on the Bank and its subsidiaries, taken as a whole.

(o)           The Bank is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Notwithstanding the foregoing, it is understood and agreed that the representations and warranties set forth in Section 1(j) and 1(k) (except as to due authorization of the forms of Securities), when made as of the Commencement Date, or as of any date on which you solicit offers to purchase Securities, with respect to any Securities the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currencies, commodities, securities of entities that may or may not be affiliated with the Bank, baskets of such securities, indices or other factors, shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission.

2.           Solicitations as Agents; Purchases as Principal.

(a)           Solicitations as Agents.  In connection with your actions as selling agents, you agree to use reasonable efforts to solicit offers to purchase Securities upon the terms and conditions set forth in the Prospectus as then amended or supplemented, including by the applicable product supplement and/or the Free Writing Prospectus and/or final term sheet or pricing supplement.  The Bank may from time to time offer Securities for sale otherwise than through an Agent.

The Bank reserves the right, in its sole discretion, to instruct you to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Securities.  Upon receipt of instructions from the Bank, you will forthwith suspend solicitations of offers to purchase Securities from the Bank until such time as the Bank has advised you that such solicitation may be resumed.  While such solicitation is suspended, the Bank shall not be required to deliver any certificates, opinions or letters in accordance with Sections 5(a), 5(b) and 5(c); provided, that if the Registration Statement or Prospectus is amended or supplemented during the period of suspension (other than by an amendment or supplement providing solely for (i) the specific terms of the Securities, or (ii) for a change you deem to be immaterial), you shall not be required to resume soliciting offers to purchase Securities until the Bank has delivered such certificates, opinions and letters as you may request.

The Bank agrees to pay to you, as consideration for the sale of each security resulting from a solicitation made or an offer to purchase received by you in connection with an offering in which you were appointed as a selling agent, a commission in a form

(which may be a discount from the price to public or a separate fee) and amount to be agreed upon and as specified in the Free Writing Prospectus or pricing supplement relating to such Securities.  Without the prior approval of the Bank, no Agent (acting on an agency basis) may reallow any portion of the commission payable pursuant hereto to dealers or purchasers in connection with the offer and sale of any Securities.

You shall communicate to the Bank, orally or in writing, each offer to purchase Securities received by you as agent that in your judgment should be considered by the Bank.  The Bank shall have the sole right to accept offers to purchase Securities and may reject any offer in whole or in part.  You shall have the right to reject any offer to purchase Securities that you consider to be unacceptable, and any such rejection shall not be deemed a breach of your agreements contained herein.  The procedural details relating to the issue and delivery of Securities sold by you as agent and the payment therefor shall be as set forth in the Administrative Procedures (as hereinafter defined).

(b)           Purchases as Principal.  Each sale of Securities to you as principal shall be made in accordance with the terms of this Agreement.  In connection with each such sale, the Bank will enter into a Terms Agreement that will provide for the sale of such Securities to and the purchase thereof by you.  Each Terms Agreement will take the form of either (i) a written agreement between you and the Bank, which may be substantially in the form of Exhibit A hereto (a “Written Terms Agreement”), or (ii) an oral agreement between you and the Bank confirmed in writing by either you to the Bank or the Bank to you.

Your commitment to purchase Securities as principal pursuant to a Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Bank herein contained and shall be subject to the terms and conditions herein set forth.  Each Terms Agreement relating to the Securities shall specify the notional amount of Securities to be purchased by you pursuant thereto, the price to be paid to the Bank for such Securities, the maturity date of such Securities, the interest rate and interest rate formula, if any, applicable to such Securities and any other terms of such Securities.  Each such Terms Agreement may also specify any requirements for officers’ certificates, opinions of counsel and letters from the independent auditors of the Bank, pursuant to Section 4 hereof.  A Terms Agreement may also specify certain provisions relating to the reoffering of such Securities by you.

Each Terms Agreement shall specify the time and place of delivery of and payment for such Securities, as the case may be.  Unless otherwise specified in a Terms Agreement, the procedural details relating to the issue and delivery of Securities purchased by you as principal and the payment therefor shall be as set forth in the Administrative Procedures.  Each date of delivery of and payment for Securities to be purchased by you as principal pursuant to a Terms Agreement, as the case may be, is referred to herein as a “Settlement Date.”

Unless otherwise specified in a Terms Agreement, if you are purchasing Securities as principal you may resell such Securities to other dealers.  Any such sales may be at a discount, which shall not exceed the amount set forth in the Free Writing

Prospectus (available prior to the Time of Sale) or Pricing Supplement (as defined below), as applicable, relating to such Securities.

(c)           Administrative Procedures.  You and the Bank agree to perform the respective duties and obligations specifically provided to be performed in the Administrative Procedures for Warrants (the “Administrative Procedures”) that are attached hereto as Exhibit B, as amended from time to time.  The Administrative Procedures may be amended only by written agreement of the Bank and you.

(d)           Additional Agents.  The Bank may from time to time appoint one or more additional financial institutions experienced in the distribution of securities similar to the Securities (each such additional institution herein referred to as an “Additional Agent”) as agent(s) hereunder pursuant to an agent accession letter (an “Agent Accession Letter”), substantially in the form attached hereto as Exhibit C, whereupon such Additional Agent shall, subject to the terms and conditions of this Agreement and the Agent Accession Letter, become a party to this Agreement as an agent, vested with all of the authority, rights and powers and subject to all the duties and obligations of an Agent as if originally named as an Agent hereunder.  If the Bank shall appoint any Additional Agent(s) pursuant to an Agent Accession Letter in accordance with this subsection (d), the Bank shall provide each Agent with a copy of such executed Agent Accession Letter.

(e)           Delivery.  The documents required to be delivered by Section 4 of this Agreement as a condition precedent to your obligation to begin soliciting offers to purchase Securities as agent of the Bank shall be delivered at the office of Davis Polk & Wardwell LLP, not later than 4:00 p.m., New York time, on the date hereof, or at such other time and/or place as you and the Bank may agree upon in writing, but in no event later than the day prior to the earlier of (i) the date on which you begin soliciting offers to purchase Securities pursuant to such Offering and (ii) the first date on which the Bank accepts any offer by you to purchase Securities as principal.  The date of delivery of such documents is referred to herein as the “Commencement Date.”

3.           Agreements.  The Bank agrees with you that:

(a)           Before using, authorizing, approving, referring to or filing any Free Writing Prospectus pertaining to a Security being offered by you, the Bank will furnish to you and your counsel a copy of the proposed Free Writing Prospectus for review and will not use, authorize, approve, refer to or file any such Free Writing Prospectus to which you object in your reasonable judgment.  The Bank will furnish to each Agent copies of the Prospectus and of the Registration Statement (including the exhibits thereto relating to the offering by the Bank thereunder of the Securities, but excluding the documents incorporated by reference), all amendments and supplements to the Prospectus and the Registration Statement, and each Free Writing Prospectus relating to the Securities to be offered and sold, in each case as soon as available and in such quantities as shall be reasonably requested.  The Bank will prepare, prior to the applicable Time of Sale, with respect to any Securities to be sold through or to the Agents, a Free Writing Prospectus in accordance with Section 3(a) hereof in the form of a term sheet or preliminary pricing supplement with respect to such Securities (a “Term Sheet”) and will if required by

Rule 433 file such Term Sheet with the Commission pursuant to Rule 433 under the Securities Act not later than the time specified by such rule.  The Bank will file the final version of the Term Sheet, containing the final terms of the relevant Securities, as a pricing supplement pursuant to the requirements of Rule 424(b) of the Securities Act, two days after the earlier of the date such terms became final or the date of first use (each a “Pricing Supplement”).

(b)           The Bank will promptly advise you (i) of the filing and effectiveness of any amendment to the Registration Statement, (ii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for any additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (iv) of the receipt by the Bank of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(c)           If, at any time when a prospectus or Time of Sale Information relating to the Securities is required to be delivered under the Securities Act, any event occurs or condition exists as a result of which the Prospectus or Time of Sale Information, as then amended or supplemented, would include an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances when the Prospectus or Time of Sale Information, as then amended or supplemented, is delivered to a purchaser, not misleading, or if, in your opinion or in the opinion of the Bank, it is necessary at any time to amend or supplement the Prospectus or Time of Sale Information, as then amended or supplemented, to comply with applicable law, the Bank will immediately notify you by telephone (with confirmation in writing) to suspend solicitation of offers to purchase Securities and, if so notified by the Bank, you shall forthwith suspend such solicitation and cease using the Prospectus or Time of Sale Information, as then amended or supplemented.  If the Bank shall decide to amend or supplement the Registration Statement, Prospectus or Time of Sale Information, as then amended or supplemented, it shall so advise you promptly by telephone (with confirmation in writing) and, at its expense, shall prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement, Prospectus or Time of Sale Information, as then amended or supplemented, satisfactory in all respects to you, that will correct such statement or omission or effect such compliance and will supply such amended or supplemented Prospectus or Time of Sale Information to you in such quantities as you may reasonably request.  If any documents, certificates, opinions and letters furnished to you pursuant to paragraph (f) below and Sections 5(a), 5(b) and 5(c) in connection with the preparation and filing of such amendment or supplement are satisfactory in all respects to you, upon the filing with the Commission of such amendment or supplement to the Prospectus or upon the effectiveness of an amendment to the Registration Statement, you will resume the solicitation of offers to purchase Securities hereunder.  Notwithstanding any other provision of this Section 3(c), until the distribution of any Securities you may own as principal has been completed, if any event described above in this paragraph (c) occurs, the Bank will either, (1) at its own expense, forthwith prepare and cause to be filed as soon as practicable with the Commission an amendment or supplement to the Registration Statement, Prospectus or Time of Sale Information, as then amended or supplemented, satisfactory in all respects to you, will supply such amended or supplemented Prospectus or Time of Sale Information to you in such quantities as you may reasonably request and shall furnish to you pursuant to paragraph (f) below and Sections 5(a), 5(b) and 5(c) such documents, certificates, opinions and letters as you may reasonably request in connection with the preparation and filing of such amendment or supplement, or (2) repurchase such Securities at the price at which it sold them to you.

(d)           The Bank will make generally available to its security holders and to you as soon as practicable earning statements that satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder covering twelve month periods beginning, in each case, not later than the first day of the Bank’s fiscal quarter next following the “effective date” (as defined in Rule 158 under the Securities Act) of the Registration Statement with respect to each sale of the Securities.  If such fiscal quarter is the first fiscal quarter of the Bank’s fiscal year, such earning statement shall be made available not later than 90 days after the close of the period covered thereby and in all other cases shall be made not later than 45 days after the close of the period covered thereby.

(e)           The Bank will endeavor, in cooperation with the Agents, to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request and to maintain such qualifications for as long as may be required for the distribution of the Securities.

(f)           During the term of this Agreement, the Bank shall furnish to you such relevant documents and certificates of officers of the Bank relating to the business, operations and affairs of the Bank, the Registration Statement, the Prospectus, any amendments or supplements thereto, any Time of Sale information, the Warrant Agreement, the Securities, this Agreement, the Administrative Procedures, any Terms Agreement and the performance by the Bank of its obligations hereunder or thereunder as you may from time to time reasonably request.

(g)           The Bank shall notify you promptly in writing of any downgrading that occurs on or following the Commencement Date, or of its receipt of any notice on or following the Commencement Date of any intended or potential downgrading or of any review for possible change that does not indicate the direction of the possible change, in the long-term senior unsecured debt rating accorded the Bank by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act.

(h)           The Bank will, whether or not any sale of Securities is consummated, pay all expenses incident to the performance of its obligations under this Agreement and any Terms Agreement, including: (i) the preparation and filing of the Registration Statement, the Prospectus and all amendments and supplements thereto, and Time of Sale Information, (ii) the preparation, issuance and delivery of the Securities, (iii) the fees and disbursements of the Bank’s counsel and accountants and of the Warrant Agent and its counsel, (iv) the qualification of the Securities under securities or Blue Sky laws in accordance with the provisions of Section 3(e), including filing fees and the fees and disbursements of your counsel in connection therewith and in connection with the preparation of any Blue Sky or Legal Investment Memoranda, (v) the printing and delivery to you in quantities as hereinabove stated of copies of the Registration Statement and all amendments thereto, of the Prospectus and any amendments or supplements thereto, and the Time of Sale Information (vi) the printing and delivery to you of copies of the Warrant Agreement, and any Blue Sky or Legal Investment Memoranda, (vii) any fees charged by rating agencies for the rating of the Securities, (viii) the fees and expenses, if any, incurred with respect to any filing with the Financial Industry Regulatory Authority, Inc. (“FINRA”) (formerly known as National Association of Securities Dealers, Inc. (the “NASD”)), and (ix) the fees and disbursements of Davis Polk & Wardwell LLP.

(i)           The Bank acknowledges and agrees that (i) the purchase and sale of Securities pursuant to this Agreement, including the determination of the price for the Securities and your compensation, is, as far as the Bank is concerned, an arm’s-length commercial transaction between the Bank, on the one hand, and you, on the other hand, (ii) in connection therewith and with the process leading to such transaction, you are acting solely as a principal and not the agent (except to the extent explicitly set forth herein) or fiduciary of the Bank or any of its affiliates, (iii) you have not assumed any advisory or fiduciary responsibility in favor of the Bank or any of its affiliates with respect to the offering of Securities contemplated by this Agreement or the process leading thereto (irrespective of whether you have advised or are currently advising the Bank or any of its affiliates on other matters) or any other obligation to the Bank or any of its affiliates with respect to any offering of Securities except the obligations explicitly set forth in this Agreement, (iv) you and your affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Bank and its affiliates, and (v) you have not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement, and the Bank has consulted its own legal and financial advisors to the extent it deemed appropriate.

4.           Conditions of the Obligations of the Agents.  Your obligation to solicit offers to purchase Securities as agent of the Bank in connection with any offering of Securities and your obligation to purchase Securities as principal pursuant to any Terms Agreement will be subject to the accuracy of the representations and warranties on the part of the Bank herein, to the accuracy of the statements of the Bank’s officers made in each certificate furnished pursuant to the provisions hereof and to the performance and observance by the Bank of all covenants and agreements herein contained on its part to be performed and observed (in the case of your obligation to solicit offers to purchase Securities, at the time of such solicitation, and, in the case of your obligation to purchase Securities, at the time the Bank accepts the offer to purchase such Securities and at the time of issuance and delivery) and (in each case) to the following additional conditions precedent when and as specified below:

(a)           Prior to such solicitation or purchase, as the case may be:

(i)           there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus or Time of Sale Information, as amended or supplemented at the time of such solicitation or at the time such offer to purchase was made, that is not described in the Time of Sale Information and that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Securities on the terms and in the manner contemplated by the Prospectus or Time of Sale Information, as so amended or supplemented;

(ii)           there shall not have occurred any of the following: (a) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Frankfurt Stock Exchange; (b) a general moratorium on commercial banking activities in New York or London declared by the relevant regulatory authorities or on commercial banking activities in the Federal Republic of Germany declared by German authorities; and (c) any outbreak or material escalation of hostilities or other national or international calamity or crisis the effect of which shall be such as to make it, in your judgment, impracticable or inadvisable to proceed with the purchase of the Securities by you on the terms and in the manner contemplated in the Prospectus or Time of Sale Information;

(iii)           the Prospectus, each Free Writing Prospectus and all other Time of Sale Information shall have been timely filed with the Commission under the Securities Act (in the case of a Free Writing Prospectus and all other Time of Sale Information, to the extent required by Rule 433 under the Securities Act); and

(iv)           since the date on which the Bank has filed with the Commission the Bank’s most recent Annual Report on Form 20-F, there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the long-term senior unsecured debt rating accorded the Bank by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act;

(A) except, in each case described in paragraph (i), (ii) or (iv) above, as disclosed to you in writing by the Bank prior to such solicitation or, in the case of a purchase of Securities, before the offer to purchase such Securities was made or (B) the relevant event shall have occurred and been known to you prior to such solicitation or, in the case of a purchase of Securities, before the offer to purchase such Securities was made.

(b)           On the Commencement Date and, if called for by any Terms Agreement, on the corresponding Settlement Date, you shall have received:

(i)           The opinion, dated as of such date, of the Bank’s Legal Department, or of other counsel satisfactory to you and who may be an official of the Bank, substantially to the effect that:

(A)           the Bank is duly organized and validly existing as a stock corporation (Aktiengesellschaft) under the laws of the Federal Republic of Germany and has full power and authority to engage in banking business in the Federal Republic of Germany; the Bank is qualified, as far as the laws of the Federal Republic of Germany are concerned, to conduct the business in which it is engaged in each jurisdiction where it conducts business;

(B)           the Bank has corporate power and capacity to execute and deliver the Warrant Agreement, the Securities and this Agreement and to perform its obligations thereunder and hereunder;

(C)           the execution and delivery of the Warrant Agreement, the Securities and this Agreement have been duly authorized by all necessary corporate action of the Bank;

(D)           each of the Warrant Agreement and this Agreement has been duly executed and delivered on behalf of the Bank;

(E)           the forms of the Securities have been duly authorized and established by the Bank;

(F)           the terms of a particular issuance of Securities will be, when established by an Issuer Order executed by two persons named as attorneys-in-fact of the Bank in a power of attorney executed by two members of the Management Board of the Bank, duly authorized by the Bank;

(G)           when Securities of a particular issuance have been executed by two persons named as attorneys-in-fact of the Bank in a power of attorney executed by two members of the Management Board of the Bank they will have been validly executed on behalf of the Bank, and when such executed Securities have been authenticated by the Warrant Agent in accordance with the provisions of the Warrant Agreement and delivered to and duly paid for by the purchasers thereof, they will be valid and binding obligations of the Bank to be performed through the office through which they have been incurred;

(H)           none of the execution and delivery of the Warrant Agreement, the Securities and this Agreement, the issuance of the Securities pursuant to the Warrant Agreement, the offering and sale of the Securities in accordance with this Agreement and the performance by the Bank (acting through its head office or a branch office) of its obligations under the Warrant Agreement, the Securities or this Agreement (x) requires the consent, approval, authorization, registration or qualification of or with any governmental authority in the Federal Republic of Germany or (y) conflicts with or results in a breach or violation of any of the terms and provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument, known to us after due inquiry, to which the Bank is a party or by which the Bank or its properties are bound, or the Articles of Association (Satzung) of the Bank or any statute in the Federal Republic of Germany or any judgment, decree, order, rule or regulation of any court or other governmental authority or any arbitrator known to us after due inquiry and applicable to the Bank;

(I)           to the best of such counsel’s knowledge, there are no legal or governmental actions, suits or proceedings before or by any court of governmental agency or body in the Federal Republic of Germany now pending or threatened against or affecting the Bank or its property other than as set forth in the Registration Statement and Prospectus, as amended and supplemented to date, and other than litigation that in each case is reasonably expected not to have a material adverse effect on the financial condition of the Bank and its consolidated subsidiaries, taken as a whole, or the ability of the Bank to perform its obligations under the Warrant Agreement, the Securities and this Agreement (through its head office or a branch office);

(J)           it is not necessary under the law of the Federal Republic of Germany in order to enable either the Warrant Agent or, to the extent permitted by the provisions of the Warrant Agreement, the holder of a Security to enforce rights under the Warrant Agreement that it should, as a result solely of its holding of the Security, be licensed, qualified or otherwise entitled to carry on business in the Federal Republic of Germany;

(K)           the obligations of the Bank under the Warrant Agreement, the Securities and this Agreement constitute direct, unconditional, unsecured and unsubordinated obligations of the Bank to be performed through the office through which they have been incurred and rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of the Bank for borrowed money and to general depositors, subject, however, to the priority conferred by the operation of German law upon some liabilities, such as costs of the insolvency proceeding and liabilities incurred as a result of the acts of the administrator for the insolvent estate;

(L)           any judgment against the Bank enforcing the Securities, the Warrant Agreement and this Agreement given by the State or Federal courts of the State of New York would be recognized and enforced in the Federal Republic of Germany, provided that the requirements of section 328 of the German Code of Civil Procedure (Zivilprozessordnung) are met, in particular that:

(1)           the courts have subject matter jurisdiction and there is no exclusive German jurisdiction, and confirming that (x) as regards the enforcement of the Warrant Agreement and the Securities, Section 6.14 of the Warrant Agreement is sufficient to confer jurisdiction to the courts referred to therein and (y) as regards the enforcement of this Agreement against the Bank, Section 13 of this Agreement is sufficient to confer jurisdiction to the courts referred to therein;

(2)           the Bank has put in a general appearance in the proceedings or actual personal service of process has been made on the Bank in a proper way (service of process in accordance with the provisions of the Process Agent Letter dated October 10, 2006, between the Bank and Deutsche Bank Americas Holding Corp. would be sufficient for such purposes) and timely enough to raise proper defenses;

(3)           such judgment is not contrary to an existing judgment which is to be recognized in the Federal Republic of Germany;

(4)           such judgment has not resulted from legal proceedings begun subsequent to other legal proceedings regarding the same subject matter, which legal proceedings are incompatible therewith;

(5)           the recognition of the foreign judgment is not obviously contrary to essential principles of the law of the Federal Republic of Germany, in particular rights granted under the constitutional law of the Federal Republic of Germany; they have no reason to believe that any payment judgment (other than for penal damages) enforcing the Warrant Agreement, the Securities or this Agreement, which judgment is in line with the law and the public policy of New York, would be obviously contrary either to the essential principles of the law of the Federal Republic of Germany or of the rights granted under the constitutional law of the Federal Republic of Germany; and

(6)           reciprocity of recognition of judgments between the Federal Republic of Germany and the jurisdiction rendering the judgment exists; and confirming that based upon counsel’s understanding with respect to the recognition of foreign money judgments by State and Federal courts in New York, it is unlikely that as between such courts and the courts of the Federal Republic of Germany at present reciprocity would be deemed not to exist.

(ii)           The opinion, dated as of such date, of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Bank, substantially to the effect that:

(A)           each of the Warrant Agreement, assuming that it has been duly authorized, executed, and delivered by the Bank as a matter of German law, and this Agreement is a valid, binding and enforceable agreement of the Bank, except (x) as the enforceability thereof (1) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally, (2) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or law, (3) is subject to judicial application of foreign laws or foreign governmental actions affecting creditors’ rights and (y) that such counsel expresses no opinion with respect to Section 7 hereof providing for indemnification and contribution;

(B)           assuming the forms of the Securities have been duly authorized by the Bank as a matter of German law, the forms of the Securities have been duly authorized and established in conformity with the provisions of the Warrant Agreement, and when the Securities have been executed by the Bank and authenticated by the Warrant Agent or its duly appointed agent in accordance with the provisions of the Warrant Agreement, and delivered to and duly paid for by the purchasers thereof, the Securities will be entitled to the benefits of the Warrant Agreement, and will be valid, binding and enforceable obligations of the Bank except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally, (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or law, and (iii) is subject to judicial application of foreign laws or foreign governmental actions affecting creditors’ rights;

(C)           The issuance and sale of the Securities to the Agent pursuant to this Agreement and the performance by the Bank of its obligations in the Agreement, the Warrant Agreement and the Securities will not (a) result in a violation of any United States federal or New York State law or published rule or regulation that in such counsel’s experience normally would be applicable to general business entities with respect to such issuance, sale or performance (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws) or (b) require any consent, approval, authorization, registration or qualification of or registration with any governmental authority of the United States or the State of New York that in such counsel’s experience normally would be applicable to general business entities with respect to such issuance, sale or performance, except such as have been obtained or effected under the Securities Act (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws), except that no opinion is expressed herein with respect to whether the purchase of any Securities constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended;

(D)           the statements set forth under the heading “Description of Warrants” in the Prospectus and the Warrant Program Prospectus Supplement, insofar as such statements purport to summarize certain provisions of the Securities, provide a fair summary of such provisions; and

(E)           no registration of the Bank under the Investment Company Act of 1940, as amended, is required for the offer and sale of the Securities by the Bank in the manner contemplated by this Agreement and the Prospectus.

(iii)           The opinion, dated as of such date, of Davis Polk & Wardwell LLP substantially to the effect that:

(A)           each of the Warrant Agreement and this Agreement, assuming that it has been duly authorized, executed, and delivered by the Bank as a matter of German law, is a valid and binding agreement of the Bank, enforceable against the Bank in accordance with its terms, except (x) as the enforceability thereof (1) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally and (2) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or law and (y) that such counsel expresses no opinion with respect to Section 7 hereof providing for indemnification and contribution;

(B)           assuming the forms of the Securities have been duly authorized by the Bank as a matter of German law, the forms of the Securities have been duly authorized and established in conformity with the provisions of the Warrant Agreement, and when the Securities have been executed by the Bank and authenticated by the Warrant Agent or its duly appointed agent in accordance with the provisions of the Warrant Agreement, and delivered to and duly paid for by the purchasers thereof, the Securities will be entitled to the benefits of the Warrant Agreement, and will be valid and binding obligations of the Bank, enforceable in accordance with their respective terms, except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or law;

(C)           the execution and delivery by the Bank of the Securities, the Warrant Agreement, this Agreement or any applicable Written Terms Agreement and the performance by the Bank of its obligations under such agreements will not contravene any provision of applicable U.S. federal or New York State law that in such counsel’s experience is normally applicable to transactions of the type contemplated by such agreements, and no consent, approval, authorization or order of or qualification with any U.S. federal or New York State governmental body or agency that in such counsel’s experience is normally applicable to transactions of the type contemplated by such agreements is required for the performance by the Bank of its obligations under the Securities, the Warrant Agreement, this Agreement or any applicable Written Terms Agreement, except that no opinion is expressed herein with respect to (i) the applicability of the U.S. federal securities laws or the securities or Blue Sky laws of the various states in connection with the offer and sale of any Securities or (ii) whether the purchase of any Securities constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended; and

(D)           the statements relating to legal matters or documents included in the Prospectus, as amended or supplemented through the date hereof, under the captions “Description of Warrants” and “Plan of Distribution (Conflicts of Interest),” in each case fairly summarizes in all material respects such matters or documents (subject to the insertion in the Securities of the maturity dates, interest rates and other similar terms thereof which are to be described in Term Sheets and supplements to the Prospectus).

Notwithstanding the foregoing, the opinions described in subparagraphs (B), (C) and (D) of paragraphs 4(b)(ii) and b(iii) above, when contained in an opinion delivered on the Commencement Date or pursuant to Section 5(b), shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission, or the Investment Company Act of 1940, as amended, to Securities the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities of entities unaffiliated with the Bank, baskets of such securities, equity indices or other factors.

The opinions of the Bank’s Legal Department and Cleary Gottlieb Steen & Hamilton LLP described in paragraphs (b)(i) and (ii) above shall be rendered to you at the request of the Bank and shall so state therein.  In addition, such opinions and the opinion described in paragraph (b)(iii) above shall expressly provide that any agent that becomes an Agent hereunder following the Commencement Date may rely on such opinion as though it were addressed to such agent (it being understood that such opinion speaks only as of the date of such opinion).

(c)           If called for by any Terms Agreement, on the corresponding Settlement Date, you shall have received:

(i)           A letter, dated as of such date, of Cleary, Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Bank, substantially to the effect that;

(A)           the Registration Statement (except the financial statements and schedules and other financial and statistical data included therein and management’s report on the effectiveness of internal control over financial reporting, as to which such counsel expresses no view), excluding the documents incorporated by reference therein and any related Form T-1 filing, and the Prospectus (except as aforesaid), as of the most recent effective date in respect of the relevant transaction, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder; and such counsel does not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required;

(B)           the documents incorporated by reference in the Registration Statement and the Prospectus (except the financial statements and schedules and other financial and statistical data included therein and management’s report on the effectiveness of internal control over financial reporting, as to which such counsel expresses no view), as of the most recent effective date in respect of the relevant transaction, appeared on their face to be appropriately responsive in all material respects to the requirements of the Exchange Act and the rules and regulations thereunder;

(C)           no information has come to such counsel’s attention that causes such counsel to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data included therein and management’s report on the effectiveness of internal control over financial reporting, as to which such counsel expresses no view, and except for that part of the Registration Statement that constitutes the Form T-1), as of the most recent effective date in respect of the relevant transaction, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that the belief set forth above does not cover information concerning an offering of particular Securities to the extent such information will be set forth in a supplement to the Prospectus; and

(D)           no information has come to such counsel’s attention that causes such counsel to believe that the Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data included therein and management’s report on the effectiveness of internal control over financial reporting, as to which such counsel expresses no view, and except for that part of the Prospectus that constitutes the Form T-1), as of the most recent effective date in respect of the relevant transaction, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the belief set forth above does not cover information concerning an offering of particular Securities to the extent such information will be set forth in a supplement to the Prospectus.

(ii)           A letter, dated as of such date, of Davis Polk & Wardwell LLP, substantially to the effect that:

(A)           the Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), excluding the documents incorporated by reference therein, and the Prospectus (except as aforesaid), as of the most recent effective date in respect of the relevant transaction, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder; and such counsel does not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required;

(B)           the documents incorporated by reference in the Registration Statement and the Prospectus (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), as of the most recent effective date in respect of the relevant transaction, appeared on their face to be appropriately responsive in all material respects to the requirements of the Exchange Act and the rules and regulations thereunder;

(C)           no information has come to such counsel’s attention that causes such counsel to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view and except for that part of the Registration Statement that constitutes the Form T-1), as of the most recent effective date in respect of the relevant transaction, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that the belief set forth above does not cover information concerning an offering of particular Securities to the extent such information will be set forth in a supplement to the Prospectus; and

(D)           no information has come to such counsel’s attention that causes such counsel to believe that the Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), and except for that part of the Prospectus that constitutes the Form T-1), as of the date of the Prospectus or the date of incorporation, as the case may be, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the belief set forth above does not cover information concerning an offering of particular Securities to the extent such information will be set forth in a supplement to the Prospectus.

(iii)           A letter or letters, dated as of such date or dates, of the Bank’s independent auditors in form and substance satisfactory to you containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference into the Prospectus, as then amended or supplemented; provided that each letter so furnished shall use a “cut-off date” no more than five business days prior to the date of such letter.

(d)           On the Commencement Date and, if called for by any Terms Agreement, on the corresponding Settlement Date, you shall have received a certificate of the Bank, dated the Commencement Date or such Settlement Date, as the case may be, and signed by an executive officer of the Bank, to the effect set forth in subparagraph (a)(iv) above, and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of such date, that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied on or before such date and as to such other matters as you shall reasonably request.

(e)           On the Commencement Date and on each Settlement Date, the Bank shall have furnished to you such appropriate further information, certificates and documents as you may reasonably request.

5.           Additional Agreements of the Bank.  (a) Each time the Registration Statement, the Prospectus, or the Time of Sale Information is amended or supplemented (other than by an amendment or supplement providing solely for (i) the specific terms of the Securities or (ii) a change you deem to be immaterial), the Bank will deliver or cause to be delivered forthwith to you, only if so requested by you, a certificate signed by an executive officer of the Bank, dated the date of such amendment or supplement, as the case may be, in form reasonably satisfactory to you, of the same tenor as the certificate referred to in Section 4(d) relating to the Registration Statement, the Prospectus or the Time of Sale Information as amended or supplemented to the time of delivery of such certificate.

(b)           Each time the Bank furnishes a certificate pursuant to Section 5(a) (other than in the case of any amendment or supplement to the Registration Statement, the Prospectus, or the Time of Sale Information caused by the filing of a Report on Form 6-K unless you shall reasonably request based on disclosure included or omitted from such Report), the Bank will furnish or cause to be furnished forthwith to you, only if so requested by you, written letters from counsel dated the date of such amendment or supplement, as the case may be, in a form satisfactory to you and of the same tenor as the letters referred to in Section 4(c)(i) and 4(c)(ii), but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such letters.  In lieu of such letter, counsel last furnishing such letter to you may furnish to you a reliance letter to the effect that you may rely on such last letter to the same extent as though it were dated the date of such reliance letter (except that statements in such last letter will be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented to the time of delivery of such reliance letter).

(c)           Each time the Registration Statement or the Prospectus is amended or supplemented to set forth amended or supplemental financial information or such amended or supplemental information is incorporated by reference in the Prospectus, the Bank shall cause its independent auditors forthwith to furnish you with a letter, only if so requested by you, dated on or about the date of such amendment or supplement, as the case may be, in form satisfactory to you, of the same tenor as the letter referred to in Section 4(c)(iii), with regard to the amended or supplemental financial information included or incorporated by reference in the Registration Statement or the Prospectus as amended or supplemented to the date of such letter; provided, that each letter so furnished shall use a “cut-off date” no more than five business days prior to the date of such letter.

(d)           The Bank will, pursuant to reasonable procedures developed in good faith, retain for a period of not less than three years copies of each Free Writing Prospectus and other Time of Sale Information that is not filed with the Commission in accordance with Rule 433 under the Securities Act and maintain records regarding the timing of the delivery of all applicable Time of Sale Information.

(e)           The Bank will notify the Agents in writing promptly after learning of any event or circumstance that has caused it to become an “ineligible issuer” or cease to be a “well-known seasoned issuer,” each as defined in Rule 405 of the Securities Act.

(f)           The Bank will pay any filing fees required by Rule 457 of the Securities Act in connection with filing Time of Sale Information and each Free Writing Prospectus, by the times required under the Securities Act.

6.           Certain Agreements of the Agents.  Each Agent hereby represents and agrees that:

(a)           it has not and will not use, authorize use of, refer to, or participate in the planning for the use of, any Free Writing Prospectus, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Bank and not incorporated by reference into the Registration Statement and any press release issued by the Bank) other than (i) a Free Writing Prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included in a previously filed Free Writing Prospectus or in the Prospectus, (ii) any Free Writing Prospectus prepared pursuant to Section 3(a) above, or (iii) any issuer or underwriter Free Writing Prospectus approved by the Bank in advance in writing;

(b)           it will, pursuant to reasonable procedures developed in good faith, take steps to ensure that any Free Writing Prospectus referred to in clause (a)(i) above will not be subject to broad unrestricted dissemination;

(c)           it will not, without the prior written consent of the Bank, use any Free Writing Prospectus that contains the final terms of the Securities unless such terms have previously been included in a Free Writing Prospectus filed with the Commission or otherwise made reasonably available to the purchasers of Securities;

(d)           it will retain copies of each Free Writing Prospectus used or referred to by it and all other Time of Sale Information, in accordance with Rule 433 under the Securities Act;

(e)           it is not subject to any pending proceeding under Section 8A of the Securities Act with respect to any offering of Securities (and will promptly notify the Bank if any such proceeding against it is initiated during such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Agents a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Agent or dealer);

(f)           it shall provide, or cause its selected dealers to provide, purchasers of Securities through it a notice pursuant to Rule 173 of the Securities Act or a copy of the final Prospectus for the Securities not later than two business days following the completion of the sale;

(g)           other than the Prospectus relating to particular Securities and a Free-Writing Prospectus permitted pursuant to clause (a) above, it shall not to publish or cause to be published or use any written notice, circular, advertisement, letter or communication relating to any offering or proposed offering of the Securities, including, without limitation, any communications within the meaning of Rule 134 under the Securities Act;

(h)           if any Securities are to be offered outside the United States, it shall not offer or sell any such Securities in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by it or for or on behalf of the Bank unless such consent, approval or permission has been previously obtained; and, subject to the obligations of the Bank set forth in Section 3 of this Agreement, the Bank shall have no responsibility for, and such Agent will obtain, any consent, approval or permission required by it for the subscription, offer, sale or delivery of Securities, or the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any subscription, offer, sale or delivery;

(i)           in acting under this Agreement and in connection with the sale of any Securities by the Bank (other than Securities sold to it pursuant to a Terms Agreement), it shall make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Securities has been solicited by it and accepted by the Bank, but it shall not have any liability to the Bank in the event any such purchase is not consummated for any reason;

(j)           in acting under this Agreement, it represents and warrants that is actually engaged in the investment banking or securities business and that it is a member in good standing of FINRA.  It agrees that in making sales of Securities, it will comply with all applicable rules of FINRA, including without limitation, Rules 2720(c) and 2740 of the Conduct Rules of the NASD (the “Rules”).  It represents and warrants that it is fully familiar with the above provisions of the Rules.  It further represents, by its participation in an offering of the Securities, that it has provided to the Bank all documents and other information required to be filed with respect to it, any related person or any person associated with it or any such related person pursuant to Section (b)(6) of FINRA Rule 5110 (the “Financing Rule”) as such requirements relate to such offering, including, but not limited to information with respect to (x) any arrangement during the period beginning 180 days immediately preceding the required filing date of an offering and through the pricing date (the “Survey Period”), which arrangement provides for the receipt of any item of value or the transfer of any warrants, options, or other securities from the Bank to it or its related person(s), (y) any acquisitions of unregistered equity securities of the Bank by it or its related person(s) during the Survey Period, or (z) any new arrangement that provides for the receipt of any additional item of value by it or its related person(s) between the pricing date of an offering and the date ending 90 days immediately thereafter.  Terms used in clauses (x), (y) and (z) of the previous sentence and not otherwise defined shall have the respective meanings given to them in the Financing Rule;

(k)           it understands the requirements of NASD Notice-to-Members 88-101 relating to participation by NASD members in shelf offerings.  It agrees that, in connection with any purchase of securities from the Bank that is not otherwise covered by the terms of this letter, if a selling concession, discount or other allowance is granted to it, it will comply with Rule 2740 of the NASD Conduct Rules; and

(l)           in selling Securities pursuant to any offering (which agreement shall also be for the benefit of the Bank or other seller of such Securities) it will comply with all applicable rules and regulations, including the applicable provisions of the Securities Act and the Exchange Act, the applicable rules and regulations of the Commission thereunder, the applicable rules and regulations of FINRA, the applicable rules and regulations of any securities exchange having jurisdiction over the offering, including Rule 15c2-8 of the Exchange Act, NASD Rule 2310, NYSE Rule 405 and any other laws, rules or regulations regarding distribution of Prospectuses, suitability or diligence to accounts.

7.           Indemnification and Contribution.  (a) The Bank agrees to indemnify and hold harmless you and each person, if any, who controls you within the meaning of either

Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof or the Prospectus (as amended or supplemented if the Bank shall have furnished any amendments or supplements thereto), any applicable Free Writing Prospectus or any applicable Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to you furnished to the Bank in writing by you expressly for use therein.

(b)           You agree to indemnify and hold harmless the Bank, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to you, but only with reference to information relating to you furnished to the Bank in writing by you expressly for use in the Registration Statement or any amendment thereof or the Prospectus (as amended or supplemented if the Bank shall have furnished any amendments or supplements thereto), any applicable Free Writing Prospectus or any applicable Time of Sale Information.  Notwithstanding anything in this Agreement to the contrary, except as otherwise provided in a Written Terms Agreement with respect to a particular offering of Securities, the obligations of each Agent under this Section 7(b) are several and not joint.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either paragraph (a) or (b) above, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred.  Such firm shall be designated in writing by you, in the case of parties indemnified pursuant to paragraph (a) above, and by the Bank, in the case of parties indemnified pursuant to paragraph (b) above.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there were to be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)           To the extent the indemnification provided for in paragraph (a) or (b) of this Section 7 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein in connection with any offering of Securities, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and you on the other hand from the offering of such Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand and you on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Bank on the one hand and you on the other hand in connection with the offering of such Securities shall be deemed to be in the same respective proportions as the total net proceeds from the offering of such Securities (before deducting expenses) received by the Bank bear to the total discounts and commissions received by you in respect thereof.  The relative fault of the Bank on the one hand and of you on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by you and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)           The Bank and you agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 7, you shall not be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Agent with respect to the offering of Securities referred to in paragraph (d) above that were offered and sold to the public through you exceeds the amount of any damages that you have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)           The indemnity and contribution provisions contained in this Section 7 and the representations, warranties and other statements of the Bank, its officers and you set forth in or made pursuant to this Agreement or any Terms Agreement will remain operative and in full force and effect regardless of  any termination of this Agreement or any such Terms Agreement,  any investigation made by or on behalf of you or any person controlling you or by or on behalf of the Bank, its officers or directors or any person controlling the Bank and  acceptance of and payment for any of the Securities.

(g)           Except as otherwise provided in a Written Terms Agreement with respect to a particular offering of Securities, the obligations of each Agent under this Section 7 are several and not joint.

8.           Termination.  This Agreement may be terminated at any time either by the Bank or by you upon the giving of written notice of such termination to the other parties hereto, but without prejudice to any rights, obligations or liabilities of any parties hereto accrued or incurred prior to such termination.  The termination of this Agreement shall not cause or require termination of any Terms Agreement, and the termination of any such Terms Agreement shall not cause or require termination of this Agreement.  If this Agreement is terminated, the provisions of the third paragraph of Section 2(a), the last sentence of Section 3(c) and Sections 3(d), 3(h), 6, 7, 9 and 13 shall survive; provided that if at the time of termination an offer to purchase Securities has been accepted by the Bank but the time of delivery to the purchaser or its agent of such Securities has not occurred, the provisions of Sections 1, 2(b), 2(c), 3(b), 3(e), 3(f), 3(h), 4 and 5 shall also survive until such delivery has been made.

9.           Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Agents, at the address beneath such Agent’s signature on the signature page hereof; or, if sent to the Bank, will be mailed, delivered or telefaxed and confirmed to the Bank at each of the following addresses:

Deutsche Bank AG New York Branch
60 Wall Street, Mail Stop NYC60-4008
New York, New York 10005
Attention: Treasury/US Global Note Program
Telefax:  212-797-5781

Deutsche Bank AG New York Branch
60 Wall Street, Mail Stop NYC60-0461
New York, New York 10005
Attention: Transaction Management/US Global Note Program
Telefax:  732-380-3463

Deutsche Bank AG New York Branch
60 Wall Street, Mail Stop NYC60-3610
New York, New York 10005
Attention: Legal Department/US Global Note Program
Telefax:  212-797-4563

10.           Successors.  This Agreement and any Terms Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and controlling persons referred to in Section 7 and the purchasers of Securities (to the extent expressly provided in Section 4), and no other person will have any right or obligation hereunder.

11.           Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12.           Applicable Law.  This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

13.           Submission to Jurisdiction.  The Bank agrees that any legal suit, action or proceeding brought by any Agent or by any person controlling any Agent, arising out of or based upon this Agreement may be instituted in any State or Federal court in the Borough of Manhattan, City and State of New York, and, to the fullest extent permitted by law, waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such court in any suit, action or proceeding.  The Bank has appointed Deutsche Bank Americas Holding Corp., c/o Office of the Secretary, 60 Wall Street, New York, New York 10005, Attention: Peter Sturzinger, as its authorized agent (the “Authorized Agent”) upon which process may be instituted in any State or Federal court in the Borough of

Manhattan, City and State of New York by any Agent and the Bank expressly accepts the jurisdiction of any such court in respect of such action.  Such appointment shall be irrevocable unless and until a successor authorized agent, located or with an office in the Borough of Manhattan, City and State of New York, shall have been appointed by the Bank and such appointment shall have been accepted by such successor authorized agent.  The Bank represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Bank agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank.

14.           Judgment Currency.  The Bank, on the one hand, and the Agents severally, on the other hand, agree, to indemnify the other against loss incurred as a result of any judgment or order being given or made for any amount due hereunder or under the Securities and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified party would have been able to purchase United States dollars with the amount of the Judgment Currency actually received by it if such indemnified party had utilized such amount of Judgment Currency to purchase United States dollars as  promptly as practicable upon receipt thereof.  The foregoing indemnity shall constitute a separate and independent obligation of the Bank and the Agents and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “rate of exchange” shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

15.           Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this Agreement and your acceptance shall represent a binding agreement between the Bank and you.

Very truly yours,

DEUTSCHE BANK AKTIENGESELLSCHAFT

By	/s/ Helmut Mannhardt
	Name:	Helmut Mannhardt
	Title:	Director

By	/s/ Joseph J. Rice
	Name:	Joseph J. Rice
	Title:	Director

The foregoing U.S. Warrant Distribution Agreement is hereby confirmed and accepted by the undersigned as an Agent as of the date first above written.

DEUTSCHE BANK SECURITIES INC.

By	/s/ Erick Goralski
	Name:	Erick Goralski
	Title:	Director

By	/s/ David Paley
	Name:	David Paley
	Title:	Managing Director

Notices hereunder shall be sent to:

Deutsche Bank Securities Inc.
60 Wall Street, Mail Stop
NYC60-0461
New York, New York  10005

Attention:  Transaction Management / US Global Note Program
Telefax:       732-380-3463

With a copy to:

Deutsche Bank Securities Inc.
60 Wall Street, Mail Stop
NYC60-3610
New York, New York  10005
Attention: Legal Department / US Global Note Program
Telefax: 212-797-4563

EXHIBIT A

DEUTSCHE BANK AKTIENGESELLSCHAFT

WARRANTS

TERMS AGREEMENT

_______________, 200_
Deutsche Bank Aktiengesellschaft
Attention:

Re: U.S. Warrant Distribution Agreement, dated September 29, 2009 (the “U.S. Warrant Distribution Agreement”)

The undersigned agrees to purchase your Securities, having the terms set forth in the Term Sheet attached hereto as Annex 1.

The provisions of the U.S. Warrant Distribution Agreement (other than 2(a), 2(d), 2(e), and 6(i)) and the related definitions are incorporated by reference herein and shall be deemed to have the same force and effect as if set forth in full herein.

This Agreement is also subject to termination on the terms incorporated by reference herein.  If this Agreement is terminated, the provisions of Sections 3(h), 6(g), 7, 9, 10, 12, 13 and 14 of the U.S. Warrant Distribution Agreement shall survive for the purposes of this Agreement.

The Agents’ obligation to purchase any Securities hereunder is subject to (i) the accuracy of, at the time of such purchase, the Bank’s representations and warranties contained in the U.S. Warrant Distribution Agreement and to the Bank’s performance and observance of all applicable covenants and agreements contained therein, and the satisfaction of all conditions precedent contained therein, including, without limitation, those pursuant to Section 4 thereof.  The delivery of the following additional documents will also be required by the Agents:  [insert additional documents to be delivered pursuant to Section 4] [none].

Except as otherwise expressly provided herein, all terms used herein which are defined in the U.S. Warrant Distribution Agreement shall have the same meanings as in the U.S. Warrant Distribution Agreement.

The undersigned agrees to perform its duties and obligations specifically provided to be performed by the Agents in accordance with the terms and provisions of the U.S. Warrant Distribution Agreement and the Administrative Procedures, as amended or supplemented hereby.

This Agreement shall be subject to the termination provisions of Section 8 of the U.S. Warrant Distribution Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

[NAME]

By:

Name:
Title:

EXHIBIT B

DEUTSCHE BANK AKTIENGESELLSCHAFT

 WARRANTS

ADMINISTRATIVE PROCEDURES

______________________

Explained below are the administrative procedures and specific terms of the offering from time to time of warrants (the “Securities”) on a continuous basis by Deutsche Bank Aktiengesellschaft (the “Bank”) pursuant to the U.S. Warrant Distribution Agreement, dated as of September 29, 2009 (as may be amended from time to time, the “Warrant Distribution Agreement”) between the Bank and the Agents listed on the signature pages therein (collectively or individually, the “Agent”).

The Securities will be issued as senior obligations of the Bank pursuant to the provisions of a warrant agreement dated as of November 15, 2007 (as may be supplemented or amended from time to time, the “Warrant Agreement”), among the Bank and Deutsche Bank Trust Company Americas (“DBTCA”), as issuing agent, paying agent, registrar and warrant agent.

In the Warrant Distribution Agreement, the Agent has agreed to use reasonable efforts to solicit purchases of the Securities and the administrative procedures explained below will govern the issuance and settlement of any Securities sold through the Agent, as agent of the Bank.  The Agent, as principal, may also purchase Securities for its own account and if requested by the Agent, the Bank and the Agent will enter into a terms agreement (a “Terms Agreement”), as contemplated by the Warrant Distribution Agreement.  The administrative procedures explained below will govern the issuance and settlement of any Securities purchased by the Agent, as principal, unless otherwise specified in the applicable Terms Agreement.

DBTCA will be the Paying Agent, Issuing Agent and Registrar for the Securities and Deutsche Bank AG, London Branch will be the Calculation Agent with respect to Securities the terms of which require a Calculation Agent, and in each case, will perform the duties specified herein.  Each Security will be represented by a Global Security delivered to DBTCA, as agent for The Depository Trust Company (“DTC”) and recorded in the book-entry system maintained by DTC (a “Book-Entry Security”).  Except as set forth in the Warrant Agreement, an owner of a Book-Entry Security will not be entitled to receive a certificated security.

Administrative procedures and specific terms of the offering are explained below.  Book-Entry Securities, which may be payable in either U.S. dollars or other specified currencies, will be issued in accordance with the administrative procedures set forth below as they may subsequently be amended as the result of changes in DTC’s operating procedures.

Unless otherwise defined herein, terms defined in the Warrant Agreement and the Securities shall be used herein as therein defined.

The Bank will advise the Agent in writing of the employees of the Bank with whom the Agent is to communicate regarding offers to purchase Securities and the related settlement details.

 ADMINISTRATIVE PROCEDURES FOR BOOK-ENTRY SECURITIES

In connection with the qualification of the Book-Entry Securities for eligibility in the book-entry system maintained by DTC, DBTCA will perform the custodial, document control and administrative functions described below, in accordance with its respective obligations under (i) a Letter of Representations from the Bank and DBTCA to DTC, dated as of November 22, 2006 for Program Securities and (ii) any other Letters of Representations delivered by the Bank and DBTCA to DTC, from time to time, in connection with any other offering of securities issued by the Bank (the Letters of Representations referred to in clauses (i) and (ii) are referred to collectively as the “Letter of Representations”).

Issuance:
Unless otherwise specified in any Prospectus, Time of Sale Information or Free Writing Prospectus on any date of settlement (as defined under “Settlement” below) for one or more Book-Entry Securities, the Bank will issue a single global Security in fully registered form without coupons (a “Global Security”) representing up to U.S. $500,000,000 notional amount of all such Securities that have the same Original Issue Date, Maturity Date and other terms.  Each Global Security will be dated and issued as of the date of its authentication or countersignature, as the case may be, by DBTCA.  Each Global Security on which interest is payable will bear an “Interest Accrual Date,” which will be (i) with respect to an original Global Security (or any portion thereof), its original issuance date and (ii) with respect to any Global Security (or any portion thereof) issued subsequently upon exchange of a Global Security, or in lieu of a destroyed, lost or stolen Global Security, the most recent Interest Payment Date to which interest has been paid or duly provided for on the predecessor Global Security or Securities (or if no such payment or provision has been made, the original issuance date of the predecessor Global Security), regardless of the date of authentication of such subsequently issued Global Security.  Book-Entry Securities may be payable in either U.S. dollars or other specified currencies.  No Global Security will represent any Certificated Security.

If the Term Sheet (as defined herein) provides for an extended offering period beyond the Original Issue Date, then on any subsequent date of settlement for Securities having the same Original Issue Date, Maturity Date and other terms as the

Securities represented by such Global Security, DBTCA will annotate the Global Security to indicate the change in aggregate notional amount. Upon such annotation DBTCA, by means of an instruction originated through DTC’s Deposit/Withdrawal at Custodian (DWAC) system, will inform DTC to reflect an increase to the aggregate notional amount of the Securities.

Denominations:
Unless otherwise specified in the applicable Term Sheet, Book-Entry Securities will be issued in notional amounts of U.S. $1,000 or any amount in excess thereof that is an integral multiple of U.S. $1,000 or, if such Book-Entry Securities are issued in a currency other than U.S. dollars, notional amounts of such currency in denominations of the equivalent of U.S. $1,000 (rounded to an integral multiple of 1,000 units of such currency), unless otherwise indicated in the applicable Term Sheet or Prospectus Supplement.  Global Securities will be denominated in notional amounts not in excess of U.S. $500,000,000.  If one or more Book-Entry Securities having an aggregate notional amount in excess of U.S. $500,000,000 would, but for the preceding sentence, be represented by a single Global Security then one Global Security will be issued to represent each U.S. $500,000,000 notional amount of such Book-Entry Security or Securities and an additional Global Security will be issued to represent any remaining notional amount of such Book-Entry Security or Securities.  In such a case, each of the Global Securities, representing such Book-Entry Security or Securities shall be assigned the same CUSIP number.

Preparation of Term Sheet/Prospectus Supplement:
If any order to purchase a Book-Entry Security is accepted by or on behalf of the Bank, the Bank will prepare a preliminary or final Prospectus Supplement and Term Sheet (together, a “Prospectus Supplement”) reflecting the terms of such Security.  The Bank (i) will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Prospectus Supplement in accordance with the applicable paragraph of Rule 424(b) under the Securities Act, (ii) will, as soon as possible and in any event not later than the date on which such Prospectus Supplement is filed with the

Commission, deliver the number of copies of such Prospectus Supplement to the Agent as the Agent shall request and (iii) will, on the Agent’s behalf, promptly file copies of such Prospectus Supplement and other related documentation with FINRA as required under its rules.  The Agent will cause such Prospectus Supplement to be delivered, or otherwise made available, to the purchaser of the Security.

In each instance that a Prospectus Supplement is prepared, the Agent will affix the Prospectus Supplement to Prospectuses and any other Time of Sale Information prior to their use.  Outdated Free Writing Prospectuses, Term Sheets, Prospectus Supplements and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:
The receipt by the Bank of immediately available funds in payment for a Book-Entry Security and the authentication and issuance of the Global Security representing such Security shall constitute “settlement” with respect to such Securities.  All orders accepted by the Bank will be settled on the third Business Day pursuant to the timetable for settlement set forth below unless the Bank and the purchaser agree to settlement on another day as set out in the applicable Prospectus or Time of Sale Information, which shall be no earlier than the next Business Day.

Settlement Procedures:
Unless otherwise specified in any Prospectus or Time of Sale Information, settlement procedures with regard to each Book-Entry Security sold by the Bank to or through the Agent (unless otherwise specified pursuant to a Terms Agreement), shall be as follows:

	A.	The Agent will advise the Bank by telephone, electronically or in writing of the following settlement information:

1. Notional amount.

2. Trade Date.

3. Expiration Date.

4. Exercise Date.

5. Redemption or repayment provisions, if any.

6. Price.

7. Agent’s commission, if any, determined as provided in the Warrant Distribution Agreement.

8. Specified Currency and, if the Specified Currency is other than U.S. dollars, the applicable Exchange Rate for such Specified Currency.

9. Whether the Security is an Original Issue Discount Security (an “OID Security”) and if it is an OID Security, the applicability of Modified Payment upon Acceleration (and, if so, the Issue Price)

10. Whether the Security is a Renewable Security and if it is a Renewable Security, the Initial Maturity Date, the Final Maturity Date, the Election Dates and the Maturity Extension Dates.

11. Any other applicable provisions.

B.
The Bank will advise DBTCA by electronic transmission (confirmed in writing at any time on the same date) of the information set forth in “Settlement Procedure” “A” above. The Bank will then assign a CUSIP number to the Global Security representing a Security and will notify DBTCA and the Agent of such CUSIP number(s) by telephone as soon as practicable.

C.	DBTCA will, as applicable, authenticate, complete and deliver the Global Security.

D.
Each Global Security will be registered in the name of CEDE & CO., as nominee for DTC, on the Securities Register maintained by DBTCA under the Warrant Agreement.  The beneficial owner of a Security (or one or more indirect participants in DTC designated by such owner) will hold their positions through one or more direct or indirect participants in DTC (with respect to such Securities, the “Participants”).  DTC records will only reflect the direct Participants in whose accounts Securities are held.  The Participants will be responsible for maintaining records of their beneficial owners.

E.	On the morning of Settlement, the Agent will wire transfer (via Fed Wire, in accordance with procedures previously agreed upon with the Issuer) to a designated account of the Issuer funds available for immediate use in the amount equal to the price of the Warrants to be issued.  The initial issuance of  a series of Warrants will close as an underwritten deal via DTC FAST in units for each CUSIP and there will be a DTC closing call.

	F.	The Agent will use the DTC Underwriting System to confirm the settlement of the delivery of the Warrants.

Failure to Settle:		If settlement of a Warrant is rescheduled or canceled, the Agent and DBTCA will give appropriate notifications thereof to all parties involved.

Exhibit C

DEUTSCHE BANK AKTIENGESELLSCHAFT

WARRANTS

AGENT ACCESSION LETTER

[date]

[Name of Agent]

[Address of Agent]

Dear Sirs/Mesdames:

Deutsche Bank Aktiengesellschaft, a banking corporation organized under the laws of the Federal Republic of Germany (the “Bank”), has previously entered into a Warrant Distribution Agreement, dated November 15, 2007 (the “Warrant Distribution Agreement”), among the Bank and the other agents signatory thereto (the “Existing Agents”), with respect to the issue and sale from time to time by the Bank of the Bank’s warrants (the “Securities”).  The Securities will be issued under the Warrant Agreement, dated as of September 2009, among the Bank and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, registrar and warrant agent (the “Warrant Agent”) (as such agreement may be supplemented or amended from time to time, the “Warrant Agreement”).  The Warrant Distribution Agreement permits the Bank to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Warrant Distribution Agreement.  A copy of the Warrant Distribution Agreement, including the Administrative Procedures with respect to the issuance of the Securities attached thereto as Exhibit B, is attached hereto.

In accordance with Section 2(d) of the Warrant Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Warrant Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Warrant Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Warrant Distribution Agreement shall have the same meanings as in the Warrant Distribution Agreement.  Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the Existing Agents pursuant to Sections 4 and 5 of the Warrant Distribution Agreement and letters from the counsel referred to in Section 4(b) of the Warrant Distribution Agreement and the Bank’s independent auditors entitling you to rely on their opinions and comfort letter, respectively, delivered pursuant to the Warrant Distribution Agreement (to the extent such opinions and comfort letter do not, by their terms permit you as an Additional Agent to rely on them).

By your signature below, you confirm that such documents are to your satisfaction.  For purposes of Section 9 of the Warrant Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties in accordance with the terms and provisions of the Warrant Distribution Agreement and the Procedures, as amended or supplemented hereby.

This Agreement shall be governed by the laws of the State of New York.  This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours, DEUTSCHE BANK AKTIENGESELLSCHAFT

By

Name:
Title:

By

Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

[Insert name of Additional Agent and information pursuant to Section 9 of the Warrant Distribution Agreement]